Cadbury plc (the “Company”)

Announcement of transactions in ordinary shares of 10p each by a Director and Person Discharging
Managerial Responsibility

The Company was notified on 3 February 2009 that, on 2 February 2009, Ken Hanna acquired 25 ordinary shares in the capital of the Company at a price of £5.59 per share through participation in the Company’s all-employee share incentive plan.

Following these transactions, Ken Hanna now has an interest in 414,373 shares (which includes a restricted share award). He also has a conditional interest in a further 458,709 shares held in the Group’s Long Term Incentive Plan and Bonus Share Retention Plan which are subject to performance and service conditions.

The Company was notified on 3 February 2009 that, on 2 February 2009, Chris Van Steenbergen (a person discharging managerial responsibility) acquired 25 ordinary shares in the capital of the Company at a price of £5.59 per share through participation in the Company’s all-employee share incentive plan.

These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.

All transactions were carried out in London.

Contact:
J M Mills
Director of Group Secretariat
Tel: 01895 615176

4 February 2009